

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Eric Stoppenhagen
President
W270, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

Re: W270, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 11, 2013
File No. 333-176388

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Reverse Stock Split and Authorized Share Amendment, page 6

1. You disclose that the reverse stock split will provide enough authorized but unissued common stock to permit the Company to complete the acquisition of the Saleen Entities, as set forth in the Letter of Intent entered into on April 1, 2013. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C, and provide the information required by Item 14 of Schedule 14Awith regard to the acquisition or provide us with your analysis as to why you believe you are not required to provide this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Eric Stoppenhagen
W270, Inc.
April 19, 2013
Page 2

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel